SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2003

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F	☑	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated December 30, 2003 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores:

By letter dated December 30, 2003, the Company reported that they acquired 7,468,166 Class “D” shares at a price of Ps. 7.05 per share and 70,996 warrants at a price of Ps. 100 each of Banco Hipotecario SA, from Emof LLC and Quantum Industrial Partners LDC. Also through Ritelco SA, a wholly owned subsidiary, 3,430,844 Class “D” shares at a price of Ps. 7.05 per share and 32,615 warrants at a price of Ps. 100 each of Banco Hipotecario SA were acquired from Emof LLC and Quantum Industrial Partners LDC. At the same time, the Company transferred 5,492,176 Class D shares at a price of Ps. 7.05 per share and 52,976 warrants at a price of Ps. 100 each of Banco Hipotecario SA to Inversiones Financieras del Sur S.A., and Ritelco SA transferred 1,290,567 Class D shares at a price of Ps. 7.05 per share and 13,098 warrants at a price of Ps. 100 each of Banco Hipotecario SA to Dolphin Fund PLC and Inversiones Financieras del Sur S.A.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ SAÚL ZANG
Name: Saúl Zang
Title: Second Vice Chairman of the Board of Directors

Dated: December 30, 2003